MEMX Members Exchange

March 18, 2022

VIA ELECTRONIC DELIVERY

Ms. Jeannette Jackson
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re: MEMX LLC – Form 1 Amendment

Dear Ms. Jackson:

On behalf of MEMX LLC ("MEMX"), and in connection with the MEMX Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find the Execution Page to Form 1 as well as the following exhibits:[1]

- Exhibit C (added the relevant information for MEMX Digital Assets LLC, a new affiliate of MEMX that was formed as a limited liability company in Bermuda on March 10, 2022; updated the lists of members of Committees of MEMX Holdings LLC);
- Exhibit C-9 (Certificate of Filing of MEMX Digital Assets LLC); and
- Exhibit C-10 (Limited Liability Company Agreement of MEMX Digital Assets LLC).

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit C and to add Exhibits C-9 and C-10 to MEMX's Form 1 currently on file with the Commission. Please do not hesitate to contact me at 551-370-1003 if you have any questions or require anything further.

Regards,

Anders Franzon
General Counsel

Enclosures

---

1 This Amendment has been filed electronically based on and in accordance with the "Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns."

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 3/18/22	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MEMX LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   111 Town Square Place, Suite 520, Jersey City, NJ, 07310

22000878

3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   201-331-7900 (Telephone) 201-331-7904 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jonathan Kellner (Name) Chief Executive Officer (Title) 201-331-7902 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Anders Franzon, General Counsel
   111 Town Square Place, Suite 520
   Jersey City, NJ 07310
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 10/03/18 (b) State/Country of formation: Delaware/United States of America

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 3/18/22 (MM/DD/YY) MEMX LLC (Name of applicant)

By: /s/ Anders Franzon (Signature) Anders Franzon, General Counsel (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______ (Month), ______ (Year) by ______ (Notary Public)

My Commission expires ______ County of ______ State of ______

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Text

Based upon relief from Commission staff and difficulties arising from COVID-19, this filing is made without a notarization.

MEMX LLC
Date of Filing/Accurate as of: March 18, 2022

EXHIBIT C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

MEMX Holdings LLC

1. *Name:* MEMX Holdings LLC
Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization:* Limited Liability Company

3. *Name of state, statute citation under which organized, and date of incorporation in present form:* Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 6, 2018, and amended and restated on January 22, 2019.

MEMX LLC
Date of Filing/Accurate as of: March 18, 2022

4. *Brief description of nature and extent of affiliation*: MEMX LLC is a subsidiary of MEMX Holdings LLC. MEMX Holdings LLC directly holds 99.5% of the equity of MEMX LLC and indirectly holds the other 0.5% of the equity of MEMX LLC through its 100% ownership of MEMX SubCo LLC.

5. *Brief description of business or functions:* MEMX Holdings LLC is a holding company which directly holds 99.5% of the equity of MEMX LLC, 99.5% of MEMX Execution Services LLC, 100% of the equity of MEMX SubCo LLC (which owns 0.5% of MEMX LLC and 0.5% of MEMX Execution Services LLC) and 100% of MEMX Technologies LLC. MEMX Holdings LLC will be the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments:* The Exchange maintains the current Certificate of Formation of MEMX Holdings LLC, including all amendments, at https://info.memxtrading.com/governance/. These documents are accurate as of the date of this filing.

8. *A copy of existing by-laws or corresponding rules or instruments:* The Exchange maintains the current Limited Liability Company Agreement of MEMX Holdings LLC at https://info.memxtrading.com/governance/. This document is accurate as of the date of this filing.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Directors and Observers of MEMX Holdings LLC.

The following persons are the directors of MEMX Holdings LLC:

Directors and Alternate Directors

CEO Director: Jonathan Kellner

Nominating Member Directors:

Nominating Member	**Director Name**	**Alternate Director Name**
Banc of America Strategic Investments Corporation	Pankil Patel	Mitsu Narang
BLK SMI, LLC	Hubert De Jesus	Samara Cohen

MEMX LLC
Date of Filing/Accurate as of: March 18, 2022

Citadel Securities Principal Investments LLC	Jamil Nazarali (Chairman)	Donnie Phillips
Citicorp North America, Inc.	Peter Lambrakis	Michael McGlone
FMR LLC	Thomas Tesauro	Derrick Chan
Goldman Sachs PSI Global Holdings, LLC	Raj Mahajan	Marianna Lopert-Schaye
Jane Street Group, LLC	Brian Nigito	Mina Nguyen
JPMC Strategic Investments I Corporation	Christopher Berthe	Nikolaos Vasilatos
The Charles Schwab Corporation	Jeffrey Starr	Jason Clague
Strategic Investments I, Inc.	Zheng Wang	Christopher Larkin
UBS Americas Inc.	Todd Lopez	Hyder Jaffrey
Virtu Investments, LLC	Douglas Cifu	Andrew Smith
Wells Fargo Central Pacific Holdings, Inc.	Jorge Lopez-Aranda	Niall O'Brien

Officers of MEMX Holdings LLC

The following persons are the officers of MEMX Holdings LLC:

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	Jonathan Kellner	2/27/2019	
Chief Financial Officer	Louise Curbishley	11/25/2019	
Chief Operating Officer	Thomas Fay	6/3/2019	
Chief Technology Officer	Dominick Paniscotti	6/3/2019	
Chief People Officer	Lindsay Gilliam	7/1/2019	
General Counsel and Secretary	Anders Franzon	7/1/2019	

Committees of MEMX Holdings LLC

(1) Finance and Audit Committee of MEMX Holdings LLC

MEMX LLC
Date of Filing/Accurate as of: March 18, 2022

The following persons are members of the Finance and Audit Committee of MEMX Holdings LLC:

Zheng Wang, Chair
Mitsu Narang
Nikolaos Vasilatos

(2) Technology and Operations Committee of MEMX Holdings LLC

The following persons are members of the Technology and Operations Committee of MEMX Holdings LLC:

Andrew Smith, Chair
Brian Nigito
Donnie Phillips

(3) Compensation Committee of MEMX Holdings LLC

The following persons are members of the Compensation Committee of MEMX Holdings LLC:

Doug Cifu, Chair
Jamil Nazarali
Zheng Wang

(4) Governance, Legal and Regulatory Committee of MEMX Holdings LLC

The following persons are members of the Governance, Legal and Regulatory Committee of MEMX Holdings LLC:

Jamil Nazarali, Chair
Mina Nguyen
Jorge Lopez-Aranda

(5) Market Structure Committee of MEMX Holdings LLC

The following persons are members of the Market Structure Committee of MEMX Holdings LLC:

Hubert De Jesus, Chair
Christopher Berthe
Derrick Chan
Christopher Larkin
Todd Lopez
Raj Mahajan

Jamil Nazarali
Brian Nigito
Niall O'Brien
Pankil Patel
Andrew Smith
Jeffrey Starr

(6) Strategy Committee of MEMX Holdings LLC

The following persons are members of the Strategy Committee of MEMX Holdings LLC:

Christopher Larkin
Jamil Nazarali
Donnie Phillips
Andrew Smith
Zheng Wang

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

MEMX SubCo LLC

1. *Name*: MEMX SubCo LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 7, 2019

4. *Brief description of nature and extent of affiliation*: MEMX SubCo LLC directly owns 0.5% of the equity of MEMX LLC. In addition, MEMX SubCo LLC is a wholly-owned subsidiary of MEMX Holdings LLC, which directly holds 99.5% of the equity of MEMX LLC.

5. *Brief description of business or functions*: MEMX SubCo LLC holds 0.5% interests in MEMX LLC and MEMX Execution Services LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-3 is the Certificate of Formation of MEMX SubCo LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-4 is the Amended and Restated Limited Liability Company Agreement of MEMX SubCo LLC dated September 5, 2019.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* None. MEMX SubCo LLC's sole member and managing member is MEMX Holdings LLC.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Technologies LLC

1. *Name*: MEMX Technologies LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 3, 2018

4. *Brief description of nature and extent of affiliation:* MEMX Technologies LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Technologies LLC is an entity formed for the purpose of holding intellectual property (such intellectual property originally may be developed or licensed by MEMX Technologies or developed by MEMX LLC or MEMX Holdings LLC and assigned to MEMX Technologies LLC).

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-5 is the Certificate of Formation of MEMX Technologies LLC dated October 3, 2018 and the Amended and Restated Certificate of Formation of MEMX Technologies LLC dated January 22, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-6 is the Amended and Restated Limited Liability Company Agreement of MEMX Technologies LLC dated February 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: MEMX Technologies LLC's sole member and managing member is MEMX Holdings LLC. Jonathan Kellner is the CEO of MEMX Technologies LLC.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Execution Services LLC

1. *Name*: MEMX Execution Services LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 9, 2019

4. *Brief description of nature and extent of affiliation*: MEMX Holdings LLC owns 99.5% of MEMX Execution Services LLC, and 99.5% of MEMX LLC. In addition, MEMX Holdings owns 100% of MEMX SubCo LLC, which owns 0.5% MEMX Execution Services LLC.

5. *Brief description of business or functions*: MEMX Execution Services LLC will act as the routing broker for the exchange, MEMX LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-7 is the Certificate of Formation of MEMX Execution Services LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-8 is the First Amended and Restated Limited Liability Company Agreement of MEMX Execution Services LLC dated May 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* The following persons are the directors of MEMX Execution Services LLC:

Name	Commencement Date	Termination Date
Jonathan Kellner	5/19/2020	
Lauren Strathman	5/19/2020	
Quito Zuba	5/19/2020	

The following persons are the officers of MEMX Execution Services LLC:

Title	Name	Commencement Date	Termination Date

Chief Executive Officer	Jonathan Kellner	5/7/2019	
Chief Compliance Officer	Lauren Strathman	10/1/2019	
General Counsel and Secretary	Anders Franzon	7/1/2019	
Controller and FINOP	Megan Sauerwine	2/18/2020	
Chief Financial Officer	Louise Curbishley	7/29/2020	
Head of Market Operations	Quito Zuba	7/29/2020	

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Digital Assets LLC

1. *Name*: MEMX Digital Assets LLC
Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Bermuda Limited Liability Company Act 2016, on March 10, 2022.

4. *Brief description of nature and extent of affiliation*: MEMX Digital Assets LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Digital Assets LLC is an entity formed to receive and provide financial market data.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-9 is the Certificate of Filing of MEMX Digital Assets LLC dated March 11, 2022.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-10 is the Limited Liability Company Agreement of MEMX Digital Assets LLC dated February 28, 2022.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* MEMX Digital Assets LLC's sole member and manager is MEMX Holdings LLC.

Officers of MEMX Digital Assets LLC

The following persons are the officers of MEMX Digital Assets LLC:

Title	**Name**	**Commencement Date**	**Termination Date**
Chief Executive Officer	Jonathan Kellner	3/10/2022	
Chief Financial Officer	Louise Curbishley	3/10/2022	
Secretary	Anders Franzon	3/10/2022	
Controller	Megan Sauerwine	3/10/2022	

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

EXHIBIT C-9

Certificate of Filing of MEMX Digital Assets LLC

Registration No. 202201067

GOVERNMENT OF BERMUDA

Registrar of Companies

LIMITED LIABILITY COMPANY ACT 2016

CERTIFICATE OF FILING

THIS IS TO CERTIFY that in accordance with sections 30, 32, 36, and 39 of the Limited Liability Company Act 2016 the **Certificate of Formation** was filed in the office of the Registrar by: **MEMX Digital Assets LLC** on the **11th day of March 2022** and that the effective date of the Certificate of Formation shall be **10th day of March 2022** in accordance with section 37 of the aforesaid Act.

Kenneth Joaquin

Registrar of Companies

11th day of March 2022

<u>EXHIBIT C-10</u>

Limited Liability Company Agreement of MEMX Digital Assets LLC

CONYERS

Limited Liability Company Agreement of MEMX Digital Assets LLC

ADOPTED BY MEMX HOLDINGS LLC

DATE: February 28, 2022

Conyers Dill & Pearman Limited

Barristers & Attorneys

Clarendon House, Hamilton Bermuda

conyers.com

LIMITED LIABILITY COMPANY AGREEMENT dated February 28, 2022, adopted by MEMX Holdings LLC (the "**INITIAL MEMBER**")

WHEREAS the Initial Member wishes to form a limited liability company under the Act.

NOW THEREFORE, the Initial Member hereby agrees to and adopts the following:

1. DEFINITIONS

In this Agreement unless the context otherwise requires the following words and expressions shall have the following meanings:

"Act"	means the Limited Liability Company Act 2016, as amended from time to time;
"Agent"	means Conyers Corporate Services (Bermuda) Limited;
"Certificate of Formation"	means the certificate of formation filed in connection with the formation of the LLC as contemplated by this Agreement;
"Effective Date"	means the date of the filing of the Certificate of Formation with the Bermuda Registrar of Companies as set out in Section 28 herein;
"Indemnitee"	means any Member, Manager or Officer;
"LLC"	means the limited liability company formed hereby;
"Manager"	means either (i) the Initial Member or (ii) such person(s), whether or not a Member, appointed by the Members as manager of the LLC;
"Members"	means the members of the LLC;
"Officer"	means an officer appointed by the Manager pursuant to this Agreement;
"Registrar"	means the Bermuda Registrar of Companies.

2. FORMATION

The Initial Member by the filing of the Certificate of Formation with the Registrar forms the LLC under and pursuant to the provisions of the Act and hereby agrees to be admitted as the sole initial member of the LLC as set forth herein.

3. NAME

The name of the LLC is “MEMX Digital Assets LLC”.

4. AUTHORISED PERSON

The Agent, as an “authorised person” within the meaning of the Act, has executed, delivered and filed the Certificate of Formation with the Registrar. Upon the filing of the Certificate of Formation with the Registrar, the Agent’s powers as an “authorised person” ceased, and the Initial Member thereupon became the designated “authorised person” and shall continue as a designated “authorised person” within the meaning of the Act. Any Member or any manager of the LLC or any other person authorised on behalf of the LLC may execute, deliver and file any other certificates (and any amendments, corrections and/or restatements thereof) with the Registrar and any similar documents necessary or desirable for the LLC to qualify to do business in any jurisdiction in which the LLC may desire to conduct business.

5. PURPOSE, POWERS AND AUTHORITY

The LLC is formed for the purpose of engaging in any lawful business, purpose or activity for which limited liability companies may be formed under the Act and shall have the capacity, rights and powers of a natural person and authority to engage in any and all activities necessary or incidental to or in furtherance of the foregoing purpose.

6. REGISTERED OFFICE

The initial registered office of the LLC is Clarendon House, 2 Church Street, Hamilton, Bermuda.

7. TERM

The existence of the LLC as a separate legal entity shall commence on the filing with the Registrar of the Certificate of Formation and shall continue until cancellation of the Certificate of Formation as provided in the Act.

8. MEMBERS

.

(a) Subject to the next following sentence, the LLC shall have only one class and group of members. If authorised by the Members, the LLC may create additional classes or groups of members with such rights, powers and duties as shall be determined by the Members or by any person authorised by the Members to make such determination.

(b) Any matter to be decided by a vote of the Members shall be determined by a simple majority of votes in accordance with the Act.

(c) Subject to Section 46(9) of the Act, the length of notice of any meeting of the Members shall be reasonable in all the circumstances (provided that not more than 5 days' notice shall in any circumstances be required) and may be waived by any Member prospectively or retrospectively. Notice of a meeting of the Members shall be deemed to be duly given to a Member if it is given to such Member verbally (including in person or by telephone) or otherwise communicated or sent to such Member by post, electronic means or other mode of representing words in a visible form at such Member's last known address or in accordance with any other instructions given by such Member to the LLC for this purpose. The Manager may establish record dates for determining the Members entitled to receive notice of and vote at any meeting of the Members. The accidental omission to give notice of a meeting of the Members to, or the non-receipt of a notice of a meeting of the Members by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

9. MANAGEMENT OF THE LLC

(a) **Power and Authority of Manager.** The Initial Member shall be the Manager as of the Effective Date. The business and affairs of the LLC shall be managed by the Manager, each of whom (if more than one) shall have the power and authority, on behalf of the LLC, to take any action of any kind whatsoever not inconsistent with the provisions of this Agreement (including, without limitation, the power and authority to delegate and to authorise sub-delegation) and to do anything and everything whatsoever such person deems necessary or appropriate to carry on the business and purpose of the LLC, provided, however, that in each case such power and authority shall be subject to the provisions of the Sixth Amended and Restated Limited Liability Company Agreement of the Initial Member, dated as of December 3, 2021, as may be amended from time to time, which require approval of the board of directors of the Initial Member with respect to certain matters related to the LLC. A person appointed as manager of the LLC may resign at any time by written notice delivered to the LLC.

(b) **Appointment of Manager.** If at any time the Initial Member ceases to be the Manager for any reason, the Initial Member shall appoint a new Manager. The appointment of a manager shall be effective upon entry of such person in the register of managers required to be maintained pursuant to the Act.

(c) **Manager May Appoint Officers.** The Manager may appoint one or more Officers of the LLC with such titles as may be designated by the Manager to act in the name of the LLC with such rights, duties, power and authority as may be delegated to any such Officer by the Manager. Each Officer may act pursuant to his or her delegated authority until such Officer is removed by the Manager. Any action taken by an Officer pursuant to the authority delegated to such Officer shall constitute the act of, and be binding upon, the LLC.

(d) **Initial Officers.** The initial Officers of the LLC as of the Effective Date shall be as follows:

Name	**Office(s) Held**
Jonathan Kellner	Chief Executive Officer
Louise Curbishley	Chief Financial Officer
Anders Franzon	Secretary
Megan Sauerwine	Controller

(e) **Proceedings of Manager.** The Manager may regulate its proceedings as it sees fit.

10. WINDING UP

The LLC shall be wound up upon the earliest to occur of:

(a) a resolution of the Members to wind up the LLC voluntarily;

(b) a determination by the Manager to wind up the LLC voluntarily;

(c) any other event or circumstance giving rise to the winding up of the LLC under Section 151 of the Act, unless the LLC's existence is continued pursuant to the Act;

(d) the winding up or dissolution of the Manager; and

(e) the LLC having neither a Member nor a Manager.

11. INITIAL CAPITAL CONTRIBUTIONS

The Initial Member is admitted as the current sole member of the LLC and is not required to make a contribution to the LLC. The capital account of each Member shall be in an amount equal to its initial capital contribution (if any), adjusted from time to time for additional contributions, withdrawals, allocations of profits, losses, appreciation and depreciation and other appropriate items.

12. ADDITIONAL CONTRIBUTIONS

The Members shall not have any obligation to make additional capital contributions to the LLC.

13. DISTRIBUTIONS

Distributions shall be made to the Members in accordance with the Act and at the times and in the amounts determined by the Manager. The Manager may establish record dates with respect to allocations and/or distributions by the LLC.

14. ADMISSION OF ADDITIONAL MEMBERS

One or more additional Members may be admitted to the LLC with the consent of the Manager (without the consent of any other Member(s)). Such admission shall be effective upon entry of the additional Member(s) in the register of members required to be maintained pursuant to the Act.

15. ASSIGNMENT OF LLC INTEREST

Any Member may assign such Member's LLC interest (whether or not represented by a certificate of LLC interest), in whole or in part, with the consent of the Manager. When any Member assigns the whole of such Member's LLC interest the assignee(s) of such LLC interest shall, upon entry in the register of members, become a Member (or Members) without the consent of any Member(s).

16. RESIGNATION OF MEMBERS

Any Member may resign from the LLC at any time, subject to there being at least one Member at all times. Following such resignation, such former Member shall be entitled to receive the fair value of such former Member's interest in accordance with the Act.

17. CERTIFICATES

The LLC may, but is not required to, issue certificates to evidence ownership of interests in the LLC.

18. ACQUISITION OF LLC INTERESTS BY LLC

The LLC may acquire by purchase, redemption or otherwise any LLC interest or other interest of a Member or Manager and, if the Manager so determines, such interest may remain outstanding.

19. LIABILITY OF MANAGER AND MEMBERS

The debts, obligations and liabilities of the LLC, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the LLC. The Manager and Members shall not have any personal liability for the debts, obligations or liabilities of the LLC solely by reason of being a manager or member of the LLC. No Manager or Member shall have any liability to the LLC or to another Member or Manager or any other person that is a party to or otherwise bound by this Agreement, except in respect of such person's fraud or dishonesty.

20. DUTIES

To the extent that, at law or in equity, a Member, Manager or other person has any duties (including fiduciary duties) to the LLC or to another Member, Manager or other person that is a party to or is otherwise bound by or entitled to enforce this Agreement, all such duties shall be eliminated, save that such first mentioned Member, Manager or other person shall have only a duty to act honestly and in good faith.

21. INDEMNIFICATION

The LLC shall indemnify and hold harmless each Indemnitee from and against:

(i) any and all threatened, pending or completed actions, suits or proceedings, whether civil, criminal, administrative or investigative to which such Indemnitee was or is a party or is threatened to be made a party by reason of the fact that the Indemnitee is or was a Manager, Member or Officer and

(ii) any and all expenses (including, without limitation, attorneys' fees), judgments, fines and amounts paid or to be paid in settlement, provided that the foregoing shall not extend to the fraud or dishonesty of the Indemnitee. Expenses (including, without limitation, attorneys' fees), losses and liabilities incurred by an Indemnitee in defending or investigating any such civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the LLC as they are incurred by the Indemnitee, provided that the foregoing shall not extend to the fraud or dishonesty of the Indemnitee.

22. CONVERSION

The LLC may, in accordance with the Act, convert to a company or to an exempted limited partnership which has elected to have legal personality following approval of the Manager.

23. FINANCIAL STATEMENTS

The LLC shall not be required to cause financial statements and an auditor's report in respect thereof to be prepared in accordance with Section 51 of the Act.

24. TAX MATTERS

The LLC shall be treated, and the Members and Manager shall take all necessary actions for the LLC to be treated, for U.S. federal income tax purposes as a disregarded entity within the meaning of U.S. Treasury Regulations Section 301.7701-3(b)(ii).

25. HEADINGS

The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

26. GOVERNING LAW

This Agreement shall be governed by, and construed in accordance with, the laws of Bermuda.

27. AMENDMENTS

Unless, and only to the extent, otherwise required under the Act, this Agreement may not be amended, except by written instrument executed by the Members.

28. EFFECTIVE DATE

This Agreement shall be effective as of the time of the filing of the Certificate of Formation with the Bermuda Registrar of Companies.

[Signature on next page]

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the date and year first written above.

MEMX HOLDINGS LLC

as the Initial Member

By: ______________________________

Name: Jonathan Kellner

Title: Chief Executive Officer